++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THIS REGISTRATION STATEMENT       +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                                                                      EXHIBIT 99

FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated July  , 1994)

    SHARES

[LOGO OF AMAX GOLD INC. APPEARS HERE]

$    SERIES B CONVERTIBLE PREFERRED STOCK
(LIQUIDATION PREFERENCE $    PER SHARE)

The $    Series B Convertible Preferred Stock, par value $1.00 per share (the
"Convertible Preferred Stock"), of Amax Gold Inc. (the "Company" or "Amax Gold") is convertible at the option of the holder at any time, unless previously redeemed, into shares of common stock, par value $0.01 per share
(the "Common Stock"), of the Company at an initial conversion price of $   per
share of Common Stock (equivalent to a conversion rate of    shares of Common
Stock for each share of Convertible Preferred Stock), subject to adjustment in certain events. The outstanding Common Stock is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "AU" and "AXG,"
respectively. On     the last reported sale price of the Common Stock on the
New York Stock Exchange Composite Transactions Tape was $    per share.

The Convertible Preferred Stock is redeemable at any time on and after   , at
the option of the Company, in whole or in part, for cash, initially at a
redemption price of $    per share of Convertible Preferred Stock, and
thereafter at prices declining ratably annually to $    per share on and after
   , plus accrued and unpaid dividends. Dividends on the Convertible Preferred Stock will accrue and are cumulative from the date of issuance and are payable quarterly in arrears on , , and of each year, commencing . The Convertible Preferred Stock will not be entitled to the benefit of any sinking fund. See "Description of Convertible Preferred Stock."

[The Company has applied for listing of the Convertible Preferred Stock on the New York Stock Exchange.]

SEE "RISK FACTORS" FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE CONVERTIBLE PREFERRED STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                               PRICE TO UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNT(1)  COMPANY(2)
Per Share..................................... $        $            $
Total(3)...................................... $        $            $

- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $   .
(3) The Company has granted to the Underwriters a 30 day option to purchase up
    to     additional shares of Convertible Preferred Stock at the Price to
    Public, less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively. See "Underwriting."

The shares of Convertible Preferred Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that the shares of Convertible Preferred Stock will be delivered at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York 10048, or through the facilities of The
Depository Trust Company, on or about    .

SALOMON BROTHERS INC___________________________________GOLDMAN, SACHS & CO.

The date of this Prospectus Supplement is

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE CONVERTIBLE PREFERRED STOCK OR THE COMPANY'S OUTSTANDING COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless the context otherwise requires, all references in this Prospectus Supplement to the "Company" and "Amax Gold" refer to Amax Gold Inc. and its consolidated subsidiaries. Except as otherwise specified, all information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company is engaged in the mining and processing of gold and silver ore in the United States and Chile, the sale of refined gold and silver bullion and the exploration for, and acquisition and development of, gold-bearing properties in North and South America. At December 31, 1993, the Company had proven/probable gold reserves of approximately 268 million tons of ore containing approximately 7.4 million ounces of gold. In 1993 the Company's share of production from its operating properties was approximately 210,900 ounces of gold and approximately 673,500 ounces of silver.

  The Company's operating properties consist of a 100% interest in the Sleeper Mine, an open pit gold mine in Humboldt County, Nevada; a 100% interest in the Hayden Hill mine, an open pit gold mine in Lassen County, California; an indirect 90% interest in the Guanaco mine, an open pit gold mine in the Guanaco Mining District approximately 145 miles southeast of Antofagasta, Chile; and a 100% interest in the Wind Mountain mine, an open pit gold mine in Washoe County, Nevada, at which mining ceased on January 30, 1992, although residual heap leach production has continued. The Company, having realized all future economic benefit from its 33.53% interest in the Waihi gold mine in New Zealand effective April 30, 1993, retains a nominal interest in such mine. The Company has two significant gold projects in development: the Refugio project located in central Chile, in which the Company has an indirect 50% interest, and the Fort Knox project located approximately 15 miles northeast of Fairbanks, Alaska, in which the Company has a 100% interest. In addition, the Company has a third development project under evaluation, a 62.5% joint venture interest in the Haile gold project, located in South Carolina. Since these development projects are not on federal lands, none of them would be subject to currently proposed legislation in Congress to alter the General Mining Law. Reserves associated with the Refugio project (50% share) and the Fort Knox project accounted for approximately 77% of the Company's contained ounces from proven/probable gold ore reserves at December 31, 1993.

  The Company was incorporated as a wholly-owned subsidiary of AMAX Inc., a New York corporation ("Amax"), in April 1987 to acquire the gold interests of Amax in the United States, Canada and the North Island of New Zealand. Amax sold approximately 13% of the then outstanding shares of Common Stock of the Company in the Company's initial public offering in July 1987. On November 15, 1993, Amax was merged with and into Cyprus Minerals Company (the "Cyprus Amax Merger"), which was renamed Cyprus Amax Minerals Company ("Cyprus Amax"). Immediately prior to the Cyprus Amax Merger, Amax, which at that time held approximately 68% of the outstanding shares of the Company's Common Stock, distributed approximately 21.8 million shares (approximately 28%) of the Company's Common Stock (together with all of the outstanding shares of common stock of Alumax Inc., a Delaware corporation that controlled Amax's aluminum business) in a distribution to its shareholders. Immediately following the stock distribution and the Cyprus Amax Merger, Cyprus Amax held approximately
31.3 million shares of Amax Gold Common Stock, which constituted approximately 40% of the then outstanding shares of Common Stock of the Company. Subsequent to the Cyprus Amax Merger, the Company and Cyprus Amax entered into a $100 million double convertible revolving line of credit (the "DOCLOC Agreement"), under which the Company could issue up to 12,099,213 shares of Common Stock to Cyprus Amax, and a stock purchase agreement providing for the purchase of 3,000,000 shares of the Company's Common Stock by Cyprus Amax (the "Stock Purchase Agreement"), both of which agreements are subject to stockholder approval. The issuance of Common Stock under these two agreements with Cyprus Amax could potentially increase Cyprus Amax's share of the Company's outstanding shares of Common Stock to approximately 46.4 million shares (or approximately 49.7% prior to giving effect to this offering). See "Recent Developments."

  Recognizing the need to expand and diversify its resource base, in 1991 the Company undertook a strategy to more actively seek advanced-stage exploration projects both in the United States and in other countries where the geology and investment climate were favorable to gold mining. In 1992, the Company acquired a 100% interest in the Fort Knox project and a 90% interest in the Guanaco project (which has since been developed into the Guanaco mine). In 1992, the Company also acquired a 62.5% interest in the Haile project. In 1993, the Company acquired an indirect 50% interest in the Refugio project. The acquisition of these properties added approximately 6.1 million contained ounces of gold to the Company's reserves. The Company is now focusing its efforts on developing the Refugio and Fort Knox projects and optimizing the operation of its four currently producing mines, while advancing the evaluation of the Haile project.

  The Refugio project is a large scale, low grade ore deposit located in central Chile. The property is held by Compania Minera Maricunga, a Chilean mining company ("CMM"), which is indirectly owned 50% by the Company and 50% by Bema Gold Corporation, a publicly traded company based in Vancouver, British Columbia ("Bema"). The Company is responsible for day-to-day operating decisions with respect to the project. The Refugio project encompasses the Verde, Pancho and Guanaco deposits, which are disseminated gold porphyry deposits containing trace amounts of copper. All of the current reserves for the Refugio project are contained in the Verde deposit which has proven/probable gold reserves of 104.4 million tons of ore, with an average grade of 0.030 gold ounces per ton or 3.1 million contained ounces of gold (of which the Company's share is 50%). Feasibility studies have been completed on the Verde deposit which contemplate construction of an open pit mine and heap leach operation. The feasibility studies show potential production from the Verde deposit of 200,000 to 250,000 ounces of gold per year (of which the Company's share is 50%) at cash operating costs averaging approximately $200 to $230 per ounce of gold over the mine life, with the higher production rate and lower unit operating cost expected in the early years of production. CMM is currently seeking project financing for a significant portion of its capital requirements. The Company estimates the additional cost of developing the mine and related facilities at approximately $120 million to $140 million (of which the Company's share would be 50%) and expects project development to take approximately two years. Development is dependent, in part, upon obtaining the necessary financing on acceptable terms.

  The Fort Knox project is a large scale, low grade ore deposit located on state and private lands approximately 15 miles northeast of Fairbanks, Alaska. The Fort Knox project has proven/probable gold reserves of 174.5 million tons, with an average grade of 0.024 gold ounces per ton or 4.1 million contained ounces of gold. The Company has completed detailed feasibility studies which contemplate the construction of a mine and process plant capable of producing between 300,000 and 350,000 ounces of gold per year at cash operating costs ranging from $220 to $240 per ounce of gold over the mine life, with the higher production rate and lower unit operating costs expected in the early years of production. In May 1994, the U.S. Army Corps of Engineers issued the required dredge and fill permit under Section 404 of the Clean Water Act for construction and operation of the Fort Knox project. With the issuance of that permit, the Company has all permits needed to proceed with the next phase of the project development during 1994. This phase of development will involve completion of detailed engineering, upgrading access roads to the project site and initial site preparation. Those state permits and authorizations which have not yet been received (e.g., Plan of Operations approval and air permits) are expected to be applied for and received in due course, but no assurance can be given that such permits will be issued in the time period and with the terms and conditions contemplated by the Company. The Company estimates the additional cost of developing the mine and related facilities at approximately $250 million to $270 million, in addition to
capitalized acquisition and development costs of approximately [$    million at
           .] The Company intends to secure institutional financing to fund a significant portion of its future capital requirements. Development is dependent on obtaining such financing on acceptable terms, obtaining final permits, market conditions and the approval of the Company's Board of Directors.

  In addition to the Refugio and Fort Knox projects, the Company has a 62.5% joint venture interest in the Haile gold deposit in Lancaster County, South Carolina, which is in the evaluation stage.

  The Company's primary exploration objective continues to be acquisition and evaluation of near surface gold deposits that can be mined by open pit methods. Effective as of January 1, 1994, the Company has entered into an exploration joint venture agreement with Cyprus Amax (the "Exploration JV") under which the Company and Cyprus Amax will pool their efforts for the principal purpose of discovering and developing future gold prospects. Cyprus Amax will provide 75% and the Company will provide 25% of the initial exploration funding for any newly identified gold targets. The Exploration JV is expected to broaden the geographic reach of the Company's gold exploration program and reduce its costs by sharing key personnel and spreading the high risks associated with exploration. Cyprus Amax's 75% interest in gold prospects developed through the Exploration JV will be available for Amax Gold to purchase prior to a decision to place such prospects in production, but only at the then fair market value of such interest (which may be determined by mutual agreement). Exploration projects that the Company held prior to the Cyprus Amax Merger will continue to be evaluated entirely by the Company utilizing the services of Cyprus Amax geologists under a services agreement. During 1994, the Company's exploration efforts outside the Exploration JV will be focused on the Robertson property, an advanced-stage prospect located in Crescent Valley, Nevada, in which the Company has a right to acquire a 60% interest from a third party by completing a bankable feasibility study by November 1994. The Company is also evaluating a Cyprus Amax advanced-stage prospect in Panama under an option to acquire Cyprus Amax's interest in such prospect upon completion of a feasibility study.

  The Company employs a hedging strategy with the objective of mitigating the impact of downturns in the gold market while maintaining significant upside potential in market upswings. The Company has historically been able to maintain an average realized gold price above the average Commodity Exchange, Inc. ("COMEX") gold market price without engaging in the type of forward selling that would eliminate much of the upside potential in the event of a price increase. The Company's hedging efforts resulted in average realized prices of $392 per ounce and $402 per ounce for 1993 and 1992, respectively. This contrasts with average COMEX prices of approximately $360 per ounce and $344 per ounce for 1993 and 1992, respectively.

                                  RISK FACTORS

  SEE "RISK FACTORS" FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE CONVERTIBLE PREFERRED STOCK.

                                  THE OFFERING

Convertible Preferred
Stock Offered...........       shares of $    Series B Convertible Preferred Stock. See
                          "Description of Convertible Preferred Stock."
Dividends...............  Annual cumulative dividends of $    per share of Convertible
                          Preferred Stock will accrue from the date of original issuance and are payable quarterly out of funds legally available
                          therefor on each    ,    ,     and    , commencing     when,
                          as and if declared by the Board of Directors. See "Description of Convertible Preferred Stock--Dividends."
Liquidation Preference..  $    per share, plus accrued and unpaid dividends. See "De-
                          scription of Convertible Preferred Stock--Liquidation Rights."
Conversion Rights.......  Convertible at any time at the option of the holder, unless previously redeemed, into Common Stock at an initial conver-
                          sion price of $    per share of Common Stock (equivalent to a
                          conversion rate of     shares of Common Stock for each share
                          of Convertible Preferred Stock), subject to adjustment in cer-
                          tain events. See "Description of Convertible Preferred Stock--
                          Conversion Rights."
Redemption at the Option
of Amax Gold............  Redeemable at any time on and after        at the option of
                          Amax Gold, in whole or from time to time in part, initially at
                          a redemption price of $    per share for the 12-month period
                          commencing        , and thereafter at prices declining ratably
                          on an annual basis to $    per share on and after       , plus
                          in each case accrued and unpaid dividends to, but excluding, the redemption date. See "Description of Convertible Preferred
                          Stock--Redemption at Option of the Company."
Voting Rights...........  Except as required by law, holders of shares of the Convert-
                          ible Preferred Stock will not be entitled to vote in the elec-
                          tion of directors unless dividends on the Convertible Pre-
                          ferred Stock are in arrears for the equivalent of at least six full quarterly dividends, in which case holders of the Con-
                          vertible Preferred Stock will be entitled, voting as a class together with holders of shares of any other series of pre-
                          ferred stock ranking on a parity as to the payment of divi-
                          dends (other than the holder of the Company's $2.25 Series A
                          Convertible Preferred Stock, par value $1.00 per share (the
                          "Series A Preferred Stock"), which has its own voting rights in the event that dividends thereon are in arrears for at
                          least three semi-annual dividend payments), to elect two addi-
                          tional directors until such dividend arrearage is eliminated.
                          In addition, the affirmative consent of the holders of at
                          least two-thirds of the outstanding Convertible Preferred
                          Stock, voting separately as a class, will be required for the issuance of any class or series of stock of the Company rank-
                          ing senior to the Convertible Preferred Stock as to dividends or liquidation rights, for amendments to the Company's Re-
                          stated Certificate of Incorporation or By-laws affecting ad-
                          versely the rights of holders of the Convertible Preferred
                          Stock and to effect any reclassification of the Convertible
                          Preferred Stock. See "Description of Convertible Preferred
                          Stock--Voting Rights."

Ranking................. The Convertible Preferred Stock will be senior to the Common
                         Stock with respect to dividends and upon liquidation, dissolu-
                         tion or winding up. The Convertible Preferred Stock will be on parity with the Series A Preferred Stock. See "Description of
                         Convertible Preferred Stock-- Dividends" and "--Liquidation
                         Rights."
Use of Proceeds......... [TO COME]. See "Use of Proceeds."
Listing................. [The Company has applied for listing of the Convertible Pre-
                         ferred Stock on the New York Stock Exchange.] The Company's
                         Common Stock is listed on the New York Stock Exchange ("AU")
                         and the Toronto Stock Exchange ("AXG"). Certain warrants to purchase shares of the Company's Common Stock are listed on the American Stock Exchange and the Toronto Stock Exchange.
Proposed NYSE Symbol.... [TO COME]

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION*
              (In thousands, except per share amounts and ratios)

                              SIX MONTHS
                            ENDED JUNE 30,                YEAR ENDED DECEMBER 31,
                         --------------------- ------------------------------------------------
                          1994       1993        1993       1992     1991      1990      1989
                         ------ -------------- ---------  -------- --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
 Sales..................  $        $ 41,500    $  81,900  $ 99,700 $128,200  $149,800  $121,600
 Gross operating margin
  (loss)................            (15,500)     (31,900)   16,600   38,000    63,100    59,400
 Asset write-downs(1)...            (64,100)     (87,700)      --       --    (12,600)      --
 Gain on Waihi transac-
  tion(2)...............              8,800        8,800       --       --        --        --
 Exploration expenses,
  net(3)................             (1,600)      (5,200)    2,200  (14,000)   (9,400)  (12,100)
 Earnings (loss) from
  operations(1)(2)(3)...            (72,400)    (116,000)   18,800   24,000    36,100    43,700
 Net earnings
  (loss)(1)(2)(3)(4)....            (70,300)    (104,200)   11,500   21,200    28,300    33,300
PER SHARE DATA:
 Net earnings (loss) per
  common
  share(1)(2)(3)(4).....  $        $   (.90)   $   (1.34) $    .16 $    .35  $    .47  $    .55
 Dividends declared per
  common share..........                .04          .08       .08      .08       .08       .08
 Weighted average common
  shares outstanding....             77,502       77,758    73,695   59,995    59,995    59,995
OTHER FINANCIAL DATA:
 Depreciation and deple-
  tion..................  $        $ 13,500    $  25,700  $ 21,800 $ 24,700  $ 26,000  $ 18,100
 Capital and cash
  acquisition
  expenditures(5).......             13,500       23,400   113,700   60,000    39,900    31,700
 Refugio cash
  acquisition and
  investment costs(6)...              1,000        1,200       --       --        --        --
 Ratio of earnings to
  fixed charges and
  preferred stock
  dividends(7)..........                --           --      3.06x   19.85x    69.13x    37.92x
                             JUNE 30, 1994                     DECEMBER 31,
                         --------------------- ------------------------------------------------
                         ACTUAL AS ADJUSTED(8)   1993       1992     1991      1990      1989
                         ------ -------------- ---------  -------- --------  --------  --------
BALANCE SHEET DATA:
 Current assets.........  $        $           $  37,900  $ 47,100 $ 41,700  $ 42,400  $ 23,600
 Total assets...........                         381,000   477,600  198,300   157,200   150,500
 Current liabilities....                          37,600    46,900   28,200    21,200    16,500
 Long-term debt and
  unearned revenue......                         136,500   103,100   24,100     8,400    31,300
 Shareholders' equity...                         173,300   257,200  136,300   120,700    98,300
 Working capital........                             300       200   13,500    21,200     7,100

- --------
* TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.
(1) In 1993, the Company recognized a $64.1 million pre-tax ($41.9 million after-tax) write-down of the Hayden Hill asset and a $23.6 million pre-tax ($15.6 million after-tax) write-down of the Sleeper asset, which increased the 1993 net loss by $57.5 million, or $.74 per common share. The earnings for 1990 include a $12.6 million write-down of Amax Gold's investment in Canamax Resources Inc. ("Canamax") recorded in the first half of 1990, which reduced 1990 net earnings per common share by $.21. The remaining Canamax investment was sold to Amax during the second half of 1990 for $6.4 million in cash.
(2) During the second quarter of 1993, the Company completed a transaction which resulted in the realization of all future economic benefit from its 33.53% interest in the Waihi mine, effective April 30, 1993. The Company recognized an $8.8 million pre-tax ($2.4 million after-tax) gain on such transaction.
(3) In September 1993, Amax Gold changed its exploration accounting policy, effective January 1, 1993, such that prior period exploration expenses would no longer be capitalized and restored to earnings when a property became exploitable. The 1993 net loss includes a $13.4 million, or $.17 per common share, after-tax charge relating to the cumulative effect of this accounting change. The 1992 net earnings include $8.9 million, or $.12 per common share, of after-tax income related to prior year exploration expenditures on the Haile and Guanaco projects that were capitalized and restored to earnings. The pro forma unaudited net earnings and net earnings per common share, assuming this 1993 exploration accounting change had been applied retroactively for the fiscal years prior to 1993, were $4.9 million in 1992 (or $.07 per common share), $21.9 million in 1991 (or $.36 per common share), $30.5 million in 1990 (or $.50 per common share) and $29.6 million in 1989 (or $.49 per common share).

(4) Net loss for 1993 includes a $13.4 million, or $.17 per common share, after-tax charge relating to the cumulative effect of the January 1, 1993 change in the Company's exploration accounting policy discussed in footnote
    (3) above. The 1993 net loss also includes a $1.8 million, or $.03 per common share, after-tax cumulative effect of the January 1, 1993 adoption of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." Net earnings for 1992 include a $1.5 million, or $.02 per common share, after-tax cumulative effect of the January 1, 1992 adoption of Statement of Financial Accounting Standard No. 106, "Postretirement Benefits Other Than Pensions."
(5) Capital and cash acquisition expenditures for the six month period ended June 30, 1994 and the year ended December 31, 1993 consist of $ million and $7.7 million, respectively, of Guanaco capital construction and development costs; $ million and $6.7 million, respectively, of Fort Knox
    development costs; an aggregate of $    million and $6.5 million,
    respectively, of sustaining capital at Sleeper, Hayden Hill and Waihi, and
    $    million and $2.5 million, respectively, of Haile development costs.
(6) Refugio cash acquisition and investment costs for 1993 exclude $21.1 million of capital acquisition costs that were funded through the issuance of Common Stock.
(7) For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of pre-tax earnings before cumulative effect of accounting changes and the 10% minority interest in the losses of Compania Minera Amax Guanaco, excluding the Canamax equity losses and Canamax write-down (described in footnote (1) above), amortization of capitalized interest and fixed charges. Fixed charges consist of total interest and bank fees, whether expensed or capitalized, and one-third of rents, which management believes is a reasonable approximation of an interest factor. For the six month period ended June
    30, 1994, earnings were inadequate to cover fixed charges by $   million
    due to continuing operating losses. For the six month period ended June 30, 1993 and the year ended December 31, 1993, earnings were inadequate to cover fixed charges by $74.7 million and $121.8 million, respectively, due to the asset write-downs described in footnote (1) above and operating losses. See "Risk Factors--Recent Losses" and "--Absence of Earnings to Satisfy Fixed Charges and Dividends on Preferred Stock." Prior to the offering of the Convertible Preferred Stock made hereby, there has been no preferred stock outstanding, but 2,000,000 shares of Series A Preferred Stock have been reserved for issuance to Cyprus Amax in connection with the DOCLOC Agreement.
(8) As adjusted to give effect to the offering of the Convertible Preferred Stock made hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                     GOLD PRODUCTION AND PRODUCTION COSTS*

  The following table sets forth the Company's overall ounces of gold produced and sold; weighted average realized prices and weighted average costs per ounce produced; and ounces of gold production and production costs for the Company's Sleeper mine, Wind Mountain mine, Hayden Hill mine, Guanaco mine and Waihi mine for the periods indicated.

                            SIX MONTHS
                          ENDED JUNE 30,            YEAR ENDED DECEMBER 31,
                          --------------- --------------------------------------------
                          1994    1993      1993     1992     1991     1990     1989
                          --------------- -------- -------- -------- -------- --------
Sleeper Mine
Ounces of gold produced.           48,901  100,018  144,573  183,346  250,131  256,219
Average cost per ounce
 produced
 Cash production
  cost(1)...............        $     320 $    317 $    223 $    188 $    125 $    109
 Depreciation and
  depletion(4)..........              134      132       99       71       60       52
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     454 $    449 $    322 $    259 $    185 $    161
                                ========= ======== ======== ======== ======== ========
Wind Mountain Mine(2)
Ounces of gold produced.           11,601   19,296   54,690   91,063   81,733   30,903
Average cost per ounce
 produced
 Cash production
  cost(1)...............        $     152 $    167 $    114 $    210 $    197 $    265
 Depreciation and
  depletion.............              --       --        27      109      113      107
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     152 $    167 $    141 $    319 $    310 $    372
                                ========= ======== ======== ======== ======== ========
Hayden Hill Mine(3)
Ounces of gold produced.           27,152   53,038   28,815      --       --       --
Average cost per ounce
 produced
 Cash production
  cost(1)...............        $     556 $    470 $    432 $    --  $    --  $    --
 Depreciation and
  depletion(4)..........              187      149      152      --       --       --
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     743 $    619 $    584 $    --  $    --  $    --
                                ========= ======== ======== ======== ======== ========
Guanaco Mine(5)
Ounces of gold produced.            9,564   29,862      --       --       --       --
Average cost per ounce
 produced
 Cash production
  cost(1)...............        $     598 $    664 $    --  $    --  $    --  $    --
 Depreciation and
  depletion(4)..........              143      142      --       --       --       --
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     741 $    806 $    --  $    --  $    --  $    --
                                ========= ======== ======== ======== ======== ========
Waihi Mine(6)
Ounces of gold produced.            8,666    8,666   25,525   25,824   22,995   20,265
Average cost per ounce
 produced
 Cash production
  cost(1)...............        $     233 $    233 $    225 $    184 $    203 $    223
 Depreciation and
  depletion(4)..........               49       49       79       67       73       71
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     282 $    282 $    304 $    251 $    276 $    294
                                ========= ======== ======== ======== ======== ========
Total ounces of gold
 produced...............          105,884  210,880  253,603  300,233  354,859  307,387
Total ounces of gold
 sold...................          106,045  209,290  248,024  300,418  359,146  296,075
Weighted average price
 per ounce sold.........        $     391 $    392 $    402 $    427 $    417 $    411
Weighted average cost
 per ounce produced(7)
 Cash production
  cost(1)...............        $     380 $    388 $    223 $    195 $    147 $    132
 Depreciation and
  depletion(4)..........              127      122       87       82       73       59
                                --------- -------- -------- -------- -------- --------
 Total production cost..        $     507 $    510 $    310 $    277 $    220 $    191
                                ========= ======== ======== ======== ======== ========

- --------
* TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.
(1) Cash production costs include all direct and indirect operating costs incurred at the mine sites, including overhead and, where applicable, Nevada net proceeds tax, royalties and credits for silver by-products.
(2) All mining at the Wind Mountain mine ceased at the end of January 1992, although the Company continues recovery of gold from residual heap leaching.

(3) Production commenced at the Hayden Hill mine in June 1992 as a mill and heap leach operation. Beginning July 1993, the mine was reconfigured as a heap leach operation and mill operations were suspended indefinitely.
(4) In September 1993, the Company changed its accounting policy for exploration expenditures, effective January 1, 1993. Accordingly, the first six months of 1993 were restated to reflect the adoption of this policy.
(5) Production commenced at the Guanaco mine in April 1993.
(6) Represents the Company's 33.53% share. During the second quarter of 1993, the Company completed a transaction which resulted in the realization of all future economic benefit from its interest in the Waihi mine, effective April 30, 1993. Therefore, production and related production costs for the six month period ended June 30, 1993 and the year ended December 31, 1993 only represent amounts through April 30, 1993.
(7) Average costs weighted by ounces of gold produced at each mine.

                       PROVEN/PROBABLE GOLD ORE RESERVES

  The following table sets forth the Company's proven/probable gold ore reserves at its operating mines and development properties as of December 31, 1993. Reserves are that part of a mineral deposit that can be economically and legally extracted or produced at the time of reserve determination and are customarily stated in terms of "ore" when dealing with metals. Reserves represent in-place grades and do not reflect losses in the recovery process. Ore reserves at the Sleeper mine, the Hayden Hill mine, the Guanaco mine and the Haile project have been confirmed by DMBW, Inc. (Derry, Michener, Booth &
Wahl), independent consultants, and the ore reserves at the Fort Knox project and the Refugio project have been calculated or confirmed by Mineral Resources Development, Inc., independent consultants, both of which independent consultants are experts in mining, geology and ore reserve determination.

                                                                   THE COMPANY'S
                                                                     SHARE OF
                                                     AVERAGE GOLD    CONTAINED
                                              TONS     ORE GRADE      OUNCES
                                              (000)  (OZ. PER TON)   (000 OZ.)
                                             ------- ------------- -------------
OPERATING MINES
 Sleeper Mine(1)
 Mill ore..................................    1,331     0.115           153
 Heap leach ore............................    5,358     0.018            97
                                             -------     -----         -----
  Total....................................    6,689     0.037           250
 Hayden Hill Mine(2)
 Heap leach ore............................   18,800     0.024           451
 Guanaco Mine
 Heap leach ore............................   12,874     0.049           570(3)
                                             -------                   -----
 Total of operating mines..................   38,363                   1,271
                                             =======                   -----
DEVELOPMENT PROPERTIES
 Fort Knox Project
 Mill ore..................................  174,483     0.024         4,117
 Refugio Project(4)
 Heap leach ore............................  104,383     0.030         1,537(5)
 Haile Project
 Mill ore..................................    6,849     0.101           431(6)
                                             -------                   -----
 Total of development properties...........  285,715                   6,085
                                             =======                   -----
 Total contained ounces....................                            7,356
                                                                       =====

- --------


(1) At December 31, 1993, as a result of production experience and a reinterpretation of geologic and metallurgical data at the Sleeper mine, the Company reduced its proven/probable ore reserves at the mine. The amounts presented represent the reduced reserves.

(2) In July 1993, DMBW, Inc. delivered a revised reserve report showing reserves as of May 1, 1993 and, as a result of its first year's mining experience and the revised reserve report, the Company restated its proven/probable reserves at Hayden Hill to reclassify a significant portion of the deposit as mineralized material. The amounts presented represent such reduced reserves as of May 1, 1993, less ore mined and processed to finished product, as calculated by the Company.

(3) Represents the Company's 90% share of reserves determined as of December 31, 1992 (consisting of both in situ and stockpile ore) less ore mined and processed to finished product during 1993, as calculated by the Company.


(4) Bema Gold Corporation, a publicly traded company based in Vancouver, British Columbia and the Company's joint venture partner in the Refugio project, reports the amount of reserves for the Refugio project in accordance with Canadian law. The Company's reserve numbers are based on United States securities laws and are somewhat lower than Bema's reported reserves in contained ounces of gold because they do not include mineralized material which does not satisfy the Commission's definition of ore reserve.

(5) Represents the Company's 50% share.

(6) Represents the Company's 62.5% share.

                                  RISK FACTORS

  Prospective purchasers of shares of the Convertible Preferred Stock offered hereby should carefully read this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein. Ownership of shares of the Convertible Preferred Stock and of shares of Common Stock issuable upon conversion thereof involves certain risks. In determining whether to purchase shares of Convertible Preferred Stock, prospective investors should consider carefully the following factors in addition to the risk factors set forth in the accompanying Prospectus and the other information contained in this Prospectus Supplement and the accompanying Prospectus.

RECENT LOSSES

  The Company reported a net loss of $   million [UPDATE FOR MOST RECENT
PERIOD] and a net loss of $104.2 million for the year ended December 31, 1993. The net loss for the year ended December 31, 1993 included after-tax charges of $57.5 million for the write-downs of the Sleeper and Hayden Hill investments and $15.2 million for the cumulative effects of an exploration accounting change and the adoption of a new accounting standard for postemployment benefits. Additionally, the 1993 results included an after-tax gain of $2.4 million from the realization of the future economic benefits from the Company's 33.53% interest in the Waihi mine in New Zealand. Excluding these special items, the 1993 net loss was $33.9 million. The Company expects to continue to experience net losses until the Company's existing development projects achieve commercial production, absent a substantial increase in gold market prices. [UPDATE FOR MOST RECENT PERIOD.] See "Recent Developments--Recent Operating Performance."

ABSENCE OF EARNINGS TO SATISFY FIXED CHARGES AND DIVIDENDS ON PREFERRED STOCK

  Earnings for [UPDATE FOR MOST RECENT PERIOD] were insufficient to cover fixed
charges by approximately $   million, primarily as a result of the recent
losses discussed under "--Recent Losses" above. Beginning in 1993, the Company has satisfied fixed charges (e.g., interest, whether expensed or capitalized,
and rent expense) from      [UPDATE FOR MOST RECENT PERIOD.] In the future, the
Company expects to satisfy its fixed charges and other expenses from cash flow from operations, and, to the extent cash flow from operations is insufficient, from the net proceeds of the sale of the shares of Convertible Preferred Stock offered hereby, [or from borrowings from Cyprus Amax under the DOCLOC Agreement]. To the extent cash flow remains insufficient, the Company may consider entering into joint venture arrangements on existing development projects or disposing of non-strategic assets.

  The availability of future net cash provided by operating activities to fund the payment of dividends on the Convertible Preferred Stock will depend on numerous factors that cannot now be predicted, including gold prices, the amount of the Company's expenditures for new project development and the extent to which the Convertible Preferred Stock is converted, among others. Dividends will be payable on the Convertible Preferred Stock only when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company intends to pay dividends on the Convertible Preferred Stock, it is expected that the Company will continue to incur losses until its existing development projects achieve commercial production, absent a substantial increase in gold market prices. Dividends on the Convertible Preferred Stock may be paid only out of capital surplus (within the meaning of the Delaware General Corporation Law) or net profits of the Company for the fiscal year in which the dividend is declared and the preceding fiscal year. As of [UPDATE FOR MOST RECENT PERIOD] the Company had a capital surplus of
$   which could be used to pay dividends. Unpaid dividends do not accrue interest. Dividends may be paid from a portion of the net proceeds of this offering.

ABSENCE OF AN ESTABLISHED MARKET FOR THE CONVERTIBLE PREFERRED STOCK

  Prior to the offering of the shares of Convertible Preferred Stock made hereby, there has been no market for the Convertible Preferred Stock. The offering price has been determined by agreement between the Company and the Underwriters. See "Underwriting." [The Company has made application to list the Convertible Preferred Stock on the New York Stock Exchange, but there can be no assurance that the New York Stock Exchange will accept the Convertible Preferred Stock for listing.]

                              RECENT DEVELOPMENTS

[RECENT OPERATING PERFORMANCE]


[DEVELOPMENT PROJECTS]


[STOCKHOLDER APPROVAL OF DOCLOC AGREEMENT AND STOCK PURCHASE AGREEMENT]


[TRANSACTIONS WITH CYPRUS AMAX]


[OTHER RECENT DEVELOPMENTS]

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Convertible Preferred
Stock offered hereby are estimated to be approximately $    million (or
approximately $    million if the Underwriters' over-allotment option is
exercised in full).

  [The Company intends to use the net proceeds to be received from the sale of the Convertible Preferred Stock for the continued development of the Refugio and Fort Knox gold projects, to repay indebtedness (including indebtedness owed to Cyprus Amax), and for other general corporate purposes. See "The Company-- Refugio Project" and "--Fort Knox Project." Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.]

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "AU" and on the Toronto Stock Exchange under the symbol "AXG." The following table sets forth, for the periods indicated, the high and low reported last sale prices per share for the Common Stock reported on the New York Stock Exchange Composite Transactions Tape.

                                                                   PRICE RANGE
                                                                 ---------------
                                                                  HIGH     LOW
                                                                 ------- -------
   1991
     First Quarter.............................................. $15 3/4 $11 1/2
     Second Quarter.............................................     15      12
     Third Quarter..............................................  15 5/8  10 1/8
     Fourth Quarter.............................................  12 5/8  10 1/8
   1992
     First Quarter..............................................  12 1/2   8 1/2
     Second Quarter.............................................  11 1/2   8 7/8
     Third Quarter..............................................  11 5/8   9 1/8
     Fourth Quarter.............................................   9 7/8   7 5/8
   1993
     First Quarter..............................................   9 3/8   7 3/4
     Second Quarter.............................................   9 1/2   6 7/8
     Third Quarter..............................................  10 1/2   6 3/4
     Fourth Quarter.............................................      8       6
   1994
     First Quarter..............................................   8 1/4   6 1/2
     Second Quarter.............................................

  TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.

  On       the last reported sales price of the Common Stock on the New York
Stock Exchange Composite Transactions Tape was $    per share. At       there
were approximately     holders of record of the Company's Common Stock.

  In March 1994 the Company eliminated the quarterly cash dividend of $.02 per share of Common Stock which the Company had paid each quarter since February 1988. The Board of Directors of the Company decided that, in view of recent operating losses and negative cash flow, it was in the best interests of the stockholders of the Company to eliminate the dividend. Any determination to pay future dividends on the Common Stock and the amount thereof would be made by the Board of Directors and will depend on the Company's future earnings, capital requirements, financial condition and other relevant factors. The Board of Directors has no present intention of paying dividends on the Common Stock. Although the Company's loan agreements do not directly limit the payment of dividends, the agreements require the Company to comply with certain financial covenants that may be affected by dividend payments, so long as the Company's guarantee of the Hayden Hill borrowing remains in effect. These tests include the maintenance of a minimum tangible net worth for the Company and its consolidated subsidiaries and a maximum ratio of total liabilities to tangible net worth of the Company and its consolidated subsidiaries from time to time. Under the most restrictive of these tests, and after giving effect to the sale of the Convertible Preferred Stock offered hereby, the Company would have had
approximately $  million available for the payment of dividends as of        .

  The Company's existing warrants are listed on the American Stock Exchange and the Toronto Stock Exchange. There is no established trading market for the Company's Series A Preferred Stock which may be issued to Cyprus Amax in connection with the DOCLOC Agreement.

                                 CAPITALIZATION
                    (In thousands, except per share amounts)

  The following table sets forth the capitalization of the Company and its
consolidated subsidiaries at       , and as adjusted to give effect to the
issuance of the shares of Convertible Preferred Stock being offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                  AT
                                                              ------------------
                                                              ACTUAL AS ADJUSTED
                                                              ------ -----------
Short-term debt and current maturities of long-term debt and
 unearned revenue(1)........................................   $        $
                                                               ====     ====
Long-term debt(2)...........................................   $        $
                                                               ----     ----
Notes payable to Cyprus Amax(3).............................   $        $
                                                               ----     ----
Shareholders' equity:
  Preferred Stock, par value $1.00 per share, authorized
   10,000,000 shares, no shares issued and outstanding,
   2,000,000 shares of Series A Convertible Preferred Stock
   authorized, no shares issued and outstanding, and
   shares of Series B Convertible
   Preferred Stock authorized, no shares issued and
    outstanding, and   shares issued and outstanding as
    adjusted................................................
  Common Stock, par value $.01 per share, authorized
   200,000,000 shares, issued and outstanding     shares(4).
  Paid-in capital...........................................
  Retained earnings.........................................
  Common Stock in treasury, at cost (1,991 shares)..........
                                                               ----     ----
Total shareholders' equity..................................
                                                               ----     ----
Total capitalization........................................   $        $
                                                               ====     ====

- --------
(1) Includes $    million of currently scheduled amortization payments on the
    Hayden Hill loan, $    million of currently scheduled amortization payments
    on indebtedness to a Chilean governmental agency, $1 million of currently scheduled amortization payments on a U.S. term loan for the Guanaco mine and $1.6 million of currently scheduled amortization payments under the Sleeper gold loan (representing 4,000 gold ounces).
(2) Long-term debt includes $   million under the Hayden Hill loan, $   million
    under a U.S. term loan for the Guanaco mine, $   million of indebtedness to
    a Chilean governmental agency and $   million of working capital gold loans
    (representing           gold ounces).
(3) Includes $   million of outstanding indebtedness to Cyprus Amax under a
    demand promissory note payable. [In     , Cyprus Amax purchased three
    million shares of the Company's Common Stock as repayment of approximately $20.7 million of the amounts outstanding under the promissory note payable.
    The remaining $   million outstanding under the promissory note payable was
    classified as long-term debt based on Cyprus Amax's deferral of the remaining balance until 1995.]
(4) Excludes 3,000,000 shares of Common Stock reserved for issuance under the
    Dividend Reinvestment Plan, of which     shares remain available for
    issuance, 4,067,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants which expire on January 8, 1996 and have an exercise price of $21.00 per share, and a total of 2,050,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, Performance Share Plan, Deferred Compensation Plan for Directors and Non-Employee Director Stock Grant Plan. Also excludes shares of Common Stock issuable upon conversion of the shares of Convertible Preferred Stock offered hereby.

                                  THE COMPANY

GENERAL

  The Company is engaged in the mining and processing of gold and silver ore in the United States and Chile, the sale of refined gold and silver bullion and the exploration for, and acquisition and development of, gold-bearing properties in North and South America. At December 31, 1993, the Company had proven/probable gold reserves of approximately 268 million tons of ore containing approximately 7.4 million ounces of gold. In 1993 the Company's share of production from its operating properties was approximately 210,900 ounces of gold and approximately 673,500 ounces of silver.

  The Company's operating properties consist of a 100% interest in the Sleeper Mine, an open pit gold mine in Humboldt County, Nevada; a 100% interest in the Hayden Hill mine, an open pit gold mine in Lassen County, California; an indirect 90% interest in the Guanaco mine, an open pit gold mine in the Guanaco Mining District approximately 145 miles southeast of Antofagasta, Chile; and a 100% interest in the Wind Mountain mine, an open pit gold mine in Washoe County, Nevada, at which mining ceased on January 30, 1992, although residual heap leach production has continued. The Company, having realized all future economic benefit from its 33.53% interest in the Waihi gold mine in New Zealand effective April 30, 1993, retains a nominal interest in such mine. The Company has two significant gold projects in development: the Refugio project located in central Chile, in which the Company has an indirect 50% interest, and the Fort Knox project located approximately 15 miles northeast of Fairbanks, Alaska, in which the Company has a 100% interest. In addition, the Company has a third development project under evaluation, a 62.5% joint venture interest in the Haile gold project, located in South Carolina. Since these development projects are not on federal lands, none of them would be subject to currently proposed legislation in Congress to alter the General Mining Law. Reserves associated with the Refugio project (50% share) and the Fort Knox project accounted for approximately 77% of the Company's contained ounces from proven/probable gold ore reserves at December 31, 1993.

  The Company was incorporated as a wholly-owned subsidiary of Amax in April 1987 to acquire the gold interests of Amax in the United States, Canada and the North Island of New Zealand. Amax sold approximately 13% of the then outstanding shares of Common Stock of the Company in the Company's initial public offering in July 1987. On November 15, 1993, Amax was merged with and into Cyprus Minerals Company, which was renamed Cyprus Amax Minerals Company. Immediately prior to the Cyprus Amax Merger, Amax, which at that time held approximately 68% of the outstanding shares of the Company's Common Stock, distributed approximately 21.8 million shares (approximately 28%) of the Company's Common Stock (together with all of the outstanding shares of common stock of Alumax Inc., a Delaware corporation that controlled Amax's aluminum business) in a distribution to its shareholders. Immediately following the stock distribution and the Cyprus Amax Merger, Cyprus Amax held approximately
31.3 million shares of Amax Gold Common Stock, which constituted approximately 40% of the then outstanding shares of Common Stock of the Company. Subsequent to the Cyprus Amax Merger, the Company and Cyprus Amax entered into the DOCLOC Agreement, under which the Company could issue up to 12,099,213 shares of Common Stock to Cyprus Amax, and the Stock Purchase Agreement providing for the purchase of 3,000,000 shares of the Company's Common Stock by Cyprus Amax, both of which agreements are subject to stockholder approval. The issuance of Common Stock under these two agreements with Cyprus Amax could potentially increase Cyprus Amax's share of the Company's outstanding shares of Common Stock to approximately 46.4 million shares (or approximately 49.7% prior to giving effect to this offering). See "Recent Developments."

  Recognizing the need to expand and diversify its resource base, in 1991 the Company undertook a strategy to more actively seek advanced-stage exploration projects both in the United States and in other countries where the geology and investment climate were favorable to gold mining. In 1992, the Company acquired a 100% interest in the Fort Knox project and a 90% interest in the Guanaco project (which has since been developed into the Guanaco mine). In 1992, the Company also acquired a 62.5% interest in the Haile project. In 1993, the Company acquired an indirect 50% interest in the Refugio project. The acquisition of these properties added approximately 6.1 million contained ounces of gold to the Company's reserves. Reserves represent in-place diluted grades and do not reflect losses in the recovery process. The Company is now focusing its efforts on developing the Refugio and Fort Knox projects and optimizing the operation of its four currently producing mines, while advancing the evaluation of the Haile project.

OPERATING PROPERTIES

 SLEEPER MINE

  The Company owns 100% of the Sleeper mine, an open pit mine located in Humboldt County, Nevada, approximately 28 air miles north of Winnemucca. The Company's land holdings encompass approximately 30 square miles. Current facilities occupy approximately 2,000 acres of land. The property was discovered by an Amax geologist in 1984. Development of the mine started in July 1985 and was completed in March 1986. From inception through December 31, 1993, the Company produced 1,454,726 ounces of gold from the Sleeper mine.

  At December 31, 1993 the Company had proven/probable gold ore reserves of approximately 6.7 million tons, with an average grade of 0.037 gold ounces per ton or 250,000 contained ounces of gold. Reserves are based on a gold price of $400 per ounce, with variable cut-off grades. During 1993, the Company produced 100,018 ounces of gold and 254,692 ounces of silver at the Sleeper mine. Cash production costs were $317 per ounce of gold produced in 1993. [TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.]

  A large portion of the remaining Sleeper ore reserve contains high clay content material which is expected to have estimated adverse impacts on operating costs and recoveries, the effects of which are included in the current mine plan.

 HAYDEN HILL MINE

  The Company owns 100% of the Hayden Hill gold mine, an open pit gold mine in Lassen County, California. Hayden Hill is approximately 120 air miles north-northwest of Reno, Nevada, and 58 miles northwest of Susanville, California. The Company controls approximately 6,300 acres through ownership of federal unpatented mining claims and fee lands and a lease of federal unpatented mining claims, which has an indefinite term.

  The mine, which began production in mid-June 1992, was designed as a combined mill and heap leach operation. It experienced unacceptably high unit operating costs and reduced production as a result of lower than expected ore grade. Mining experience indicated that mill grade ore occurred in thinner, less continuous structures than originally interpreted by the statistical reserve analysis. A major reevaluation of the operation was completed in July 1993. Given the geologic complexity of the deposit as determined from mining experience and a revised interpretation of geologic data, the proven/probable reserves were restated as of June 30, 1993 to exclude a significant portion of the deposit, eliminating the original differentiation between mill ore and heap leach ore. During the last half of 1993, the mine was configured to operate as a heap leach operation only, with the mill being maintained on a standby status.

  The Company's proven/probable gold reserves as of December 31, 1993 consisted of approximately 18.8 million tons of ore, with an average grade of 0.024 gold ounces per ton or 451,000 contained ounces of gold. Reserves are based on a gold price of $400 per ounce, with variable cut-off grades. In 1993 the Company produced 53,038 ounces of gold and 144,438 ounces of silver at the

Hayden Hill mine. The cash production costs of gold produced totalled $470 per ounce for 1993. [TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.]

 GUANACO MINE

  The Company owns an indirect 90% interest in the Guanaco mine located in the Guanaco Mining District, approximately 145 miles southeast of Antofagasta, Chile. The property is held by Compania Minera Amax Guanaco (CMAG), an indirect 90% owned Chilean subsidiary of the Company which is also operator of the mine.

  The Guanaco property position is comprised of approximately 25,000 acres, consisting of leased mineral claims owned by ENAMI, an entity of the Chilean government, and certain other mineral rights. Nearly all of the reserves are located in the area covered by the ENAMI lease. The surface area is owned by the Chilean government; however, CMAG has filed applications to purchase selected areas within the ENAMI lease, including the area covered by the current pit design and areas where the process plant, crusher facilities and campsite are located. The ENAMI mineral lease has an initial term expiring in 2006, with provisions for five-year renewals thereafter, at the Company's option.

  First commercial production from the Guanaco mine was achieved in April 1993, and the mine is gradually building to anticipated heap leach production of between 60,000 and 90,000 ounces of gold per year. The water supply for mine operations comes primarily from multiple wells adjacent to the minesite and from nearby surface springs which also provide potable quality water. The currently developed water supply is insufficient to achieve the optimum level of production. The Company has water exploration and exploitation rights on an extensive property position adjacent to the mine, and programs are currently underway to develop or acquire additional water supplies. There can be no assurance that such programs will provide a sufficient quantity of water at acceptable costs or on a timely basis.

  Reserves are based upon an assumed gold price of $375 per ounce and a cut-off grade of 0.013 gold ounces per ton. The proven/probable gold reserves for the Guanaco mine as of December 31, 1993 were approximately 12.9 million tons of ore, with an average grade of 0.049 gold ounces per ton for a total of 633,000 contained ounces of gold, of which the Company's share was 570,000 contained ounces of gold. Production at the Guanaco mine from April 1993 (inception) to December 1993 was 29,862 ounces of gold produced and 136,687 ounces of silver produced. The cash production costs of the gold produced were $664 per ounce in 1993. [TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.]

  In addition to various royalty payments, an additional payment to adjust the purchase price is required to be paid in July 1995 to the minority owners of the Guanaco project, based on reserves established as of [April 1, 1995]. Based on the year-end 1993 reserves, the additional payment due would be approximately $1.3 million. An advance of the 1995 additional payment has been made in the form of non-interest bearing promissory notes in the aggregate amount of approximately $4 million. The Company has taken a pledge of the remaining 10% interest in CMAG to secure the repayment of amounts that may not be payable under such notes.

 WIND MOUNTAIN MINE

  The Company owns 100% of the Wind Mountain mine in Washoe County, Nevada. The Wind Mountain mine is located approximately 75 air miles northeast of Reno and 100 air miles southwest of the Company's Sleeper mine. The Company's holdings at Wind Mountain encompass approximately 775 acres of unpatented mining claims, all of which are leased from third parties under a lease that expires in 1995. Mining ceased at the end of January 1992 due to the depletion of mineral reserves. Since cessation of mining, the Company continues residual leaching from the leach pads.

  During 1993, the Company produced 19,296 ounces of gold (with cash production costs of $167 per ounce) and 86,515 ounces of silver at the Wind Mountain mine. [TO BE UPDATED FOR THE MOST RECENTLY AVAILABLE INFORMATION AT THE TIME, IF ANY, OF AN OFFERING OF CONVERTIBLE PREFERRED STOCK.]

  Contemporaneously with the continued recovery of gold, the Company is proceeding with reclamation of the mine site, which is substantially complete in all areas other than the process plant and the heap leach pads and ponds. Once the recovery of residual gold becomes uneconomical, the heap leach piles will be thoroughly rinsed, contoured and the remaining reclamation of the site will be completed in accordance with a reclamation plan approved by the Nevada Department of Environmental Protection and the U.S. Bureau of Land Management.

 WAIHI MINE

  In June 1993 the Company completed a transaction with a subsidiary of Poseidon Gold Limited, a publicly traded Australian company, that is also a participant in the Waihi mine joint venture. Through this transaction, the Company realized all future economic benefit from the Company's 33.53% interest in the Waihi gold mine in New Zealand, effective April 30, 1993. The Company received cash proceeds of US$15.4 million from the transaction and received a commitment to deliver a total of 15,500 ounces of gold in equal, semi-annual installments over a five-year period commencing in December 1993.

  The Company's share of ounces of gold and silver produced in 1993 was 8,666 ounces and 51,202 ounces, respectively. The cash production costs for the gold produced at the Waihi mine were $233 per ounce in 1993.

DEVELOPMENT PROJECTS

 REFUGIO PROJECT

  In January 1993, the Company acquired an indirect 50% interest in the Refugio gold project, which is located in the Maricunga Mining District in central Chile, approximately 75 miles due east of Copiapo, for 3.15 million shares of unregistered Common Stock and $1.1 million in cash. The project is situated at between 13,800 feet and 14,800 feet above sea level. The property is held by CMM, a Chilean contractual mining company, which is indirectly owned 50% by the Company and 50% by Bema. The Company, through a shareholders agreement, is responsible for most day-to-day decisions.

  Property Position. The Refugio property position comprises approximately 14,500 acres, consisting of mineral rights, surface rights and water rights sufficient to allow development of the project. The principal ore deposit is held by mining claims which are owned by CMM. Essentially all of the mineral rights surrounding the claims are held by a joint venture formed by Bema and the former owner of the Refugio claims. CMM has agreements in place with this joint venture that would allow CMM to mine major ore deposits found on CMM property that extend onto surrounding mineral rights and to use the surrounding areas for project needs.

  Surface rights that cover the known mineralization and the proposed facilities are owned or controlled by CMM under a lease or applications to purchase from Chilean governmental entities, or agreements with Bema and the former owner of the Refugio claims. Water extraction rights sufficient to supply the project are controlled by CMM. In addition, exploration concessions for water in more favorable locations closer to the project are controlled by Bema and are being evaluated.

  Geology. The Refugio project encompasses the Verde, Pancho and Guanaco gold deposits, which are disseminated gold porphyry deposits containing trace amounts of copper. The Verde deposit contains all of the current proven/probable reserves. The Refugio property lies at the southern end of the Maricunga Gold District in central Chile. The Maricunga District is a 90 mile long belt of late volcanic origin that contains a number of large disseminated gold-silver deposits.

  Reserves. Proven/probable reserves are contained in a planned pit based upon an assumed gold price of $300 per ounce and variable cut-off grades based on the economics associated with variable mining and processing costs. The Company expects the ultimate recovery rate from the heap leaching process to be in the range of 50% to 80% depending upon the type of ore, with overall recovery estimated to be approximately 66%. The proven/probable gold reserves for the Refugio project as of December 31, 1993 were approximately 104.4 million tons of ore, with an average grade of 0.030 gold ounces per ton or 3.1 million contained ounces of gold (the Company's share of which is approximately 1.5 million contained ounces).

  Feasibility. A definitive feasibility study was completed for Bema in December 1992 for the Verde deposit. The study was based on a gold price of $375 per ounce and a mineable resource of 3.3 million ounces. This mineable resource reported by independent consultants contains 7% "mining possible" ore within the $300 per ounce proven/probable pit, which the Company has not included as part of the reportable reserves. Potential production from the Verde deposit is estimated to range from 200,000 to 250,000 ounces of gold per year, of which the Company's share would be 50%, but no assurance can be given that such estimate will be achieved. Cash production costs, including royalties, are estimated by the Company to average approximately $200 to $230 per ounce over the project life, with costs expected to be lower in the early years. There can be no assurance, however, that such cost estimates will be achieved. Project development is expected to take approximately two years from the start of final engineering. Timing of development is dependent upon economic conditions and availability of acceptable project financing.

  Capital Requirements. In addition to the Company's approximately $   million
of capitalized acquisition and development costs (as of     ), construction and
development costs to bring the project into production are estimated to total approximately $120 million to $140 million, of which one-half would be the Company's share. There can be no assurance, however, that such cost estimate will be achieved. CMM is seeking project financing for a significant portion of the required future capital under which the Company and Bema would each be responsible for supporting its respective share until such time, if any, as the financing becomes non-recourse. Capital requirements for 1994 are expected to
be $    .

 FORT KNOX PROJECT

  In January 1992, Amax Gold acquired a 100% interest in the Fort Knox gold project, a gold deposit occurring as porphyry-style mineralization, in exchange for approximately 13.2 million shares of Common Stock and approximately 4 million warrants to purchase the Company's Common Stock. The Fort Knox project is located in the Fairbanks Mining District, 15 miles northeast of Fairbanks, Alaska. The location of the project near Fairbanks eliminates many of the infrastructural problems and costs often associated with arctic or sub-arctic projects.

  Property Position. The Fort Knox project (including an exploration prospect known as the Teryl Property) covers approximately 28,000 acres and consists of approximately 1,075 state mining claims and 45 patented federal mining claims. The Fort Knox property is held by way of deeds, mining leases, option agreements, a joint venture agreement (affecting only the Teryl Property), and mining claim locations.

  The State of Alaska issued to the Company's operating subsidiary in Alaska a millsite permit covering approximately 7,541 acres, comprising the 1,148 acres within the mining lease and 6,393 adjoining acres (which adjoining acres already are included in the state mining claims at Fort Knox or in certain patented mining claims the surface of which was conveyed by the Company to the State of Alaska immediately prior to the issuance of the millsite permit). The issuance of this millsite permit secures for the project adequate lands on which to construct all of the facilities necessary to bring a mine into production on the Fort Knox property.

  Geology. The Fort Knox gold deposit occurs on a porphyry-style mineralization of the type usually associated with copper and molybdenum ore bodies. The ore is hosted within the upper margins of a granite intrusion in a stockwork of small quartz veins and shear zones. The gold occurs as fine grains of free gold disseminated within and along the margins of the veins and shears. Grade is usually related to the degree of fracturing and veining of the rocks. The deposit has a dimension of about 4,000 x 2,000 feet, elongated in an east-west direction and extending to depths of 1,000 feet. Because of the low grade and erratic distribution of gold, mining is planned to be done on a bulk tonnage basis.

  Reserves. Reserves are based on a gold price of $375 per ounce and a cut-off grade of 0.0112 gold ounces per ton. The proven/probable gold reserves for the Fort Knox project as of December 31, 1993 were approximately 174.5 million tons, with an average grade of 0.024 gold ounces per ton or 4.1 million contained ounces of gold. The Company estimates that mill recovery will be approximately 90%.

  Feasibility. A basic engineering study for the project has been completed. The study has defined an open-pit mining operation and a conventional crushing, grinding and cyanidation plant designed to treat 13 million tons of ore per year (36,000 tons per day). The mine and process plant will be designed to operate year round, and, at this processing rate, are expected to produce approximately 300,000 to 350,000 ounces of gold per year, with the higher production rate expected during the early years. Cash production costs including royalties, severance taxes, and property taxes are estimated to average between $220 and $240 per ounce of gold, with the lower unit cost being incurred during the early years of operation. The engineering studies have considered the effects that the arctic environment will have on the operation, but no assurance can be given that such rates of production and cost estimates will be achieved. The Company is currently reviewing the engineering study with respect to the optimum mining and processing rate.

  Permitting. In February 1994, the Company received most of the Alaska State permits needed to proceed with development of the Fort Knox project. In May 1994, the U.S. Army Corps of Engineers issued the required dredge and fill permit under Section 404 of the Clean Water Act for construction and operation of the Fort Knox project. With the issuance of that permit, the Company has all permits needed to proceed with the next phase of the project development during 1994. This phase of development will involve completion of detailed engineering, upgrading access roads to the project site, and initial site preparation. Those state permits and authorizations which have not yet been received (e.g., Plan of Operations approval and air permits) are expected to be applied for and received in due course, but no assurance can be given that such permits will be issued in the time period and with the terms and conditions contemplated by the Company.

  Capital Requirements. Total capital requirements to construct and develop the Fort Knox project in accordance with the preliminary design are currently estimated to be between $250 million and $270 million, in addition to
capitalized acquisition and development costs of approximately $   million at
    . The Company needs to secure financing to fund a significant portion of the future capital requirements. Timing of development is dependent on obtaining financing on acceptable terms, obtaining final permits, market conditions and approval of the Company's Board of Directors. Capital expenditures during 1994 are expected to be approximately $12 million, as compared to approximately $6.7 million in 1993.

 HAILE PROJECT

  The Company owns a 62.5% joint venture interest in the Haile project, a gold project located in an old mining district in Lancaster County, South Carolina. The remaining 37.5% interest is owned by Piedmont Mining Company, Inc. ("Piedmont"). The Haile project is located approximately 50 miles north of Columbia, and 4 miles north of the town of Kershaw. The Haile project covers approximately 3,700 acres and consists entirely of fee property, which is either owned by the venture participants, leased from third parties or controlled by purchase agreements. The Company and Piedmont, through wholly owned subsidiaries, have formed a joint venture to conduct further development drilling and prepare a definitive feasibility study. A separate wholly owned subsidiary of the Company is the manager of the joint venture.

  Reserves. Proven/probable reserves at the Haile project are based upon an assumed gold price of $375 per ounce and variable cut-off grades based on the economics associated with variable mining and processing costs. The Company estimates ultimate gold recoveries will range from 65% to 85%. The proven/probable gold reserves for the Haile project as of December 31, 1993 were approximately 6.8 million tons of ore, with an average grade of 0.101 gold ounces per ton and 689,000 contained ounces of gold (of which the Company's 62.5% share is 431,000 contained ounces).

  Feasibility. Prior to the Company's acquisition of its interest in the Haile project and since becoming manager, the Company has conducted an extensive evaluation program. This program has included studies relating to reserve delineation, metallurgical evaluation, environmental, hydrological and other matters. In 1994 the focus is expected to be on further drilling and evaluation work, ongoing permitting and property maintenance efforts. A number of parameters have been identified that could improve project economics, but no assurance can be given that the contemplated studies will succeed in doing so.

EXPLORATION ACTIVITIES

  The Company's exploration activities have ranged from "grass roots" reconnaissance programs and submittal examinations to drill evaluation of advanced-stage projects. The Company's primary exploration objective continues to be the acquisition and evaluation of near-surface gold deposits that can be mined by open pit methods. During 1994 the Company's exploration efforts will be focused on prospects in Nevada, Panama and Chile.

  Prior to the Cyprus Amax Merger, the Company conducted most of its exploration programs in the United States, Canada and Chile through wholly-owned subsidiaries of the Company. Effective January 1, 1994, in order to reduce costs and realize synergies from its new affiliation with Cyprus Amax, the Company transferred most of its exploration personnel to Cyprus Amax but retained its Vice President in charge of exploration. Cyprus Amax geologists will conduct the Company's exploration for new gold either under the Exploration JV or under a services agreement. The Company and Cyprus Amax entered into the Exploration JV, effective January 1, 1994, under which the two companies will pool their efforts for the principal purpose of discovering and developing future gold properties. Cyprus Amax will provide 75% and the Company will provide 25% of the initial exploration funding for any newly identified gold targets. The Exploration JV is expected to benefit the Company by broadening the geographic reach of its exploration program, sharing key personnel, reducing costs and spreading the high risks associated with exploration. Cyprus Amax's 75% interest in gold prospects developed through the Exploration JV will be available for Amax Gold to purchase prior to a decision to place such prospects in production, but only at the then fair market value of such interest (which may be determined by mutual agreement). Exploration projects that the Company held prior to the Cyprus Amax Merger, principally the Robertson property described below, will continue to be evaluated solely by the Company utilizing the services of Cyprus Amax geologists under a services agreement.

  Exploration expenditures were $5.2 million in 1993 compared to $6.7 million in 1992 (excluding exploration expenditures on the Haile and Guanaco projects for 1992). The exploration budget for 1994 is approximately $4.0 million.

  The Company's separate exploration activities are currently focused on the Great Basin in Nevada, particularly in the Crescent Valley area where the Company has an opportunity to earn a 60% interest in the Robertson property, which is located just north of Placer Dome Inc.'s Pipeline discovery, by completing a bankable feasibility study for the project by November 1994. The Company is also evaluating a Cyprus Amax advanced stage prospect in Panama under an agreement with Cyprus Amax that gives the Company an option (which expires in November 1995) to acquire Cyprus Amax's interest in the prospect upon completion of a feasibility study in a scope and form reasonably acceptable to both parties. Upon completion of the feasibility study, the Company will have the option to purchase this Panamanian prospect from Cyprus Amax for $25 per minable ounce of gold contained in the proven/probable reserves identified in that feasibility study and subsequent payments of $25 per recoverable ounce of gold in addition to such minable reserves.

HEDGING ACTIVITIES

  The Company employs a gold hedging strategy with the objective of mitigating the impact of downturns in the gold market while maintaining significant upside potential in market upswings. Hedging techniques used include: buying, selling and/or delivering against gold "put" options; the purchase and sale of gold "call" options; selling and/or delivering against fixed date and "spot-deferred" forward sales contracts; and delivering against the Company's gold loan facilities.

  Since the Company's hedging program was initiated in late 1987, the Company has historically been able to maintain an average realized gold price above the average COMEX gold market price without engaging in such forward selling that would eliminate much of the upside potential in the event of price increases. The Company's hedging efforts resulted in average realized prices of $392 per ounce and $402 per ounce for 1993 and 1992, respectively. This contrasts with average COMEX prices of approximately $360 per ounce and $344 per ounce for 1993 and 1992, respectively.

  The market value of the Company's forward contracts and put and call option
contracts at         was approximately $  million. Future market valuations for these contracts are dependent on gold market prices, option volatility and interest rates, which can vary significantly.

                   DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

  The authorized capital stock of the Company includes 10,000,000 shares of preferred stock, $1.00 par value per share. No shares of preferred stock are currently outstanding, but 2,000,000 shares of Series A Preferred Stock have been authorized for issuance pursuant to the DOCLOC Agreement. See "Description of Capital Stock--Series A Preferred Stock" in the Prospectus.

  Shares of the Company's preferred stock may be issued from time to time in one or more series. The Company's Board of Directors is authorized, without shareholder approval, to fix the voting rights, dividend rights and terms, any conversion rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences and restrictions of any series of preferred stock and the number of shares constituting such series and designation thereof. The terms of such preferred stock may affect adversely the voting power and other rights of the holders of the Company's Common Stock and may make it more difficult to gain control of the Company.

  The Convertible Preferred Stock has been authorized as a new series of
preferred stock, designated as the "$     Series B Convertible Preferred
Stock," consisting of up to     shares. The following summary description of
the terms and provisions of the Convertible Preferred Stock is qualified in its entirety by reference to the Certificate of Designations creating the Convertible Preferred Stock, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part. For a discussion of certain federal income tax considerations relevant to the Convertible Preferred Stock, see "Certain U.S. Federal Income Tax Considerations."

  Dividends. Holders of shares of the Convertible Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, an annual cash dividend
of $    per share, payable in equal quarterly installments on

     ,      ,       and      , commencing      , except that if such date is a
Saturday, Sunday or legal holiday, then such dividend will be payable on the next succeeding day that is not a Saturday, Sunday or legal holiday. Dividends on the Convertible Preferred Stock will accrue without interest and be cumulative from the date of initial issuance. The amount of dividend payable for the initial dividend period and for any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. Dividends will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Company's Board of Directors.

  If dividends are not paid in full upon the Convertible Preferred Stock, the Series A Preferred Stock and any other preferred stock ranking on a parity as to dividends with the Convertible Preferred Stock, or, in each case, declared in full and sums set apart for the payment thereof, all dividends paid or declared and set aside for payment upon shares of Convertible Preferred Stock, Series A Preferred Stock and such other parity preferred stock will be paid or declared and set aside for payment pro rata so that the amount of dividends paid or declared and set aside for payment per share on the Convertible Preferred Stock, Series A Preferred Stock and such other parity preferred stock will bear to each other the same ratio that accrued and unpaid dividends per share on the shares of Convertible Preferred Stock, Series A Preferred Stock and such other parity preferred stock bear to each other. Except as set forth above, unless all accrued and unpaid dividends (including the full dividend for the then current dividend period) on the Convertible Preferred Stock have been paid, or declared and sums set aside for the payment thereof, dividends (other than in Common Stock) may not be paid, or declared and set aside for payment, and other distributions may not be made upon the Common Stock or on any other stock of the Company ranking junior to or on a parity with the Convertible Preferred Stock (including the Series A Preferred Stock) as to dividends, and neither Common Stock nor any other stock of the Company ranking junior to the Convertible Preferred Stock as to dividends may be redeemed, purchased or otherwise acquired for any consideration by the Company.

  Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Convertible Preferred Stock are
entitled to receive a liquidation preference of $   per share, plus an amount
equal to any accrued and unpaid dividends to the date of payment before any payment or distribution of assets is made to holders of Common Stock or any other stock that ranks junior to the Convertible Preferred Stock as to liquidation rights. The holders of Convertible Preferred Stock, Series A Preferred Stock and all series or classes of the Company's preferred stock hereafter issued that rank on a parity as to liquidation rights with the Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution of assets of the Company which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation, merger or other business combination of the Company with or into another corporation or other entity nor a sale or transfer of all or part of the Company's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Company.

  Voting Rights. The holders of the Convertible Preferred Stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Convertible Preferred Stock will be entitled to one vote, excluding shares held by the Company or any entity controlled by the Company, which shares will have no voting rights.

  Whenever dividends on the Convertible Preferred Stock are in arrears in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of directors of the Company will be increased by two, and the holders of the Convertible Preferred Stock, voting separately as a class together with holders of shares of any other series of preferred stock ranking on a parity as to the payment of dividends (other than the holder of the Series A Preferred Stock, which has its own voting rights in the event that dividends thereon are in arrears for at least three semi-annual dividend payments), will have the right to elect two additional directors to the Company's Board of Directors until all accrued and unpaid dividends on the Convertible Preferred Stock have been declared and paid in full or set aside for payment in full. The term of office of all directors so elected will terminate immediately upon such payment or setting aside for payment.

  In addition, so long as any Convertible Preferred Stock is outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Convertible Preferred Stock, voting separately as a class, (i) amend, alter or repeal any provision of the Certificate of Incorporation or By-laws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Convertible Preferred Stock, (ii) authorize or issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the Convertible Preferred Stock as to dividends or as to rights upon liquidation, dissolution or winding up of the Company or (iii) effect any reclassification of the Convertible Preferred Stock.

  Redemption at Option of the Company. The Convertible Preferred Stock will not
be redeemable prior to    . On and after such date, the Convertible Preferred
Stock will be redeemable at the option of the Company, in whole or from time to time in part, at the following redemption prices per share, if redeemed during
the 12-month period commencing on   , of the year indicated:

                                                                       PRICE PER
      YEARS                                                              SHARE
      -----                                                            ---------
       ...............................................................    $
       ...............................................................
       ...............................................................
       ...............................................................
       ...............................................................
       ...............................................................
       ...............................................................

and thereafter at $    per share, plus in each case accrued and unpaid
dividends to, but excluding, the date of redemption.

  If fewer than all of the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select those shares to be redeemed pro rata or by lot or in such other equitable manner as the Company's Board of Directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the Convertible Preferred Stock. In the event that the Company has failed to pay accrued and unpaid dividends on the Convertible Preferred Stock, it may not redeem less than all of the then outstanding shares of the Convertible Preferred Stock until all such accrued and unpaid dividends have been paid in full for all past dividend periods.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Convertible Preferred Stock to be redeemed at the address shown on the Company's stock transfer books. No fractional shares of Convertible Preferred Stock will be issued upon any redemption of the Convertible Preferred Stock, but in lieu thereof, an appropriate amount will be paid in cash based on the value of the shares of Convertible Preferred Stock as determined in good faith by the Company's Board of Directors. On and after the redemption date, dividends will cease to accrue on the shares of Convertible Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

  Conversion Rights. Each share of Convertible Preferred Stock will, at the option of the holder, be convertible into shares of Common Stock at any time, at the conversion price set forth on the cover page of this Prospectus Supplement (the "Conversion Price"), adjusted as described in the following paragraphs, except that if shares of Convertible Preferred Stock are earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the date fixed for redemption and will be lost if not exercised prior to that time, unless the Company defaults in payment of the redemption obligation. Fractional shares of Common Stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests based on the then current market price of the Common Stock.

  Convertible Preferred Stock surrendered for conversion after the close of business on a record date for payment of dividends on such Convertible Preferred Stock and before the opening of business on the next corresponding dividend payment date (unless such Convertible Preferred Stock has been called for redemption on a redemption date in that period) must be accompanied by payment of an amount equal to the dividend thereon which is to be paid on such dividend payment date. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued dividends on the Convertible Preferred Stock or for any dividends or distributions on any shares of Common Stock delivered upon such conversion.

  The Conversion Price is subject to adjustment upon certain events, including
(i) the issuance of Common Stock as a dividend or distribution on the Common Stock (other than pursuant to the Company's Dividend Reinvestment Plan); (ii) a combination, subdivision or reclassification of the Common Stock; (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at a price per share less than the then current market price; and (iv) the distribution to all holders of Common Stock of capital stock (other than Common Stock), evidences of indebtedness of the Company, assets (excluding regular periodic cash dividends), or rights, options or warrants to subscribe for or purchase securities of the Company (excluding the dividends, distributions, rights, options and warrants described above). No adjustment of the Conversion Price will be required to be made unless such adjustment would require an increase or decrease of at least one percent of such price; provided, however, any adjustment not made will be carried forward and taken into account in any subsequent adjustment. No adjustment to the Conversion Price will be made with respect to rights, options or warrants issued pursuant to certain employee benefit plans. Adjustments to the Conversion Price with respect to rights, options or warrants hereafter adopted or issued generally will be readjusted following the termination of such rights, options or warrants to take account of those rights, options or warrants which were not exercised. The Company from time to time may decrease the Conversion Price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case the Company shall give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its stockholders will not be taxable to the recipients. See "Certain U.S. Federal Income Tax Considerations--Adjustment of Conversion Price."

  Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock, or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

  In case of any consolidation or merger to which the Company is a party (other than a merger or consolidation in which the Company is the continuing corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another corporation), or in case of any sale, lease or transfer to another corporation of the property of the Company as an entirety or substantially as an entirety, there will be no adjustment of the Conversion Price, but each holder of then outstanding Convertible Preferred Stock will have the right, at the holder's option, to convert such holder's Convertible Preferred Stock into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer by a holder of the number of shares of Common Stock into which such Convertible Preferred Stock might have been converted immediately prior to such consolidation, merger, sale, lease or transfer, assuming such holder of Common Stock failed to exercise such holder's rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer (provided that, if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon such consolidation, merger, sale, lease or transfer for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). In the case of a cash merger of the Company into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of Convertible Preferred Stock would be convertible at the Conversion Price in effect at such time into the same amount of cash per share into which each share of Convertible Preferred Stock would have been convertible had such share been converted into Common Stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which such shares of Convertible Preferred Stock would be converted could be more or less than the liquidation preference with respect to such Convertible Preferred Stock.

  Transfer Agent and Registrar. The transfer agent and registrar for the Convertible Preferred Stock is [Chemical Bank, 450 West 33rd Street, New York, New York 10001].

               MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is a summary of material U.S. federal tax considerations relevant to the purchase, ownership and disposition of the Convertible Preferred Stock but does not purport to be a complete analysis of all the potential tax effects thereof. Except with respect to certain foreign shareholders, the discussion is limited to U.S. federal income tax or withholding matters, and does not address the potential state, local and foreign taxes that may be imposed on a holder. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect, by legislative, judicial or administrative action. Except as otherwise indicated, references to Common Stock are to the Common Stock issuable upon conversion of Convertible Preferred Stock into Common Stock.

  The information provided herein is directed to investors who will hold the Convertible Preferred Stock as a "capital asset" within the meaning of Section 1221 of the Code and assumes throughout that the Convertible Preferred Stock and the Company's Common Stock will at all times be regularly traded on an established securities market, within the meaning of applicable Treasury regulations. In addition, the tax consequences to a particular holder (including life insurance companies, tax-exempt organizations, financial institutions, dealers in securities, foreign corporations and nonresident alien individuals) may be affected by matters not discussed herein. The discussion also does not address the tax consequences to subsequent holders of the Convertible Preferred Stock and Common Stock.

  The Company has not sought, nor does it intend to seek, a ruling from the IRS as to any of the matters covered by the discussion, and there can be no assurance that the IRS will not successfully challenge certain of the conclusions reached in the discussion. BECAUSE THE U.S. FEDERAL TAX CONSEQUENCES DISCUSSED BELOW DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON U.S. FEDERAL TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE CONVERTIBLE PREFERRED STOCK INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN

AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN THE APPLICABLE LAWS.

DIVIDENDS ON CONVERTIBLE PREFERRED STOCK

  Distributions by the Company with respect to the Convertible Preferred Stock will be characterized as dividends taxable as ordinary income to the extent of the company's current or accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Convertible Preferred Stock to a holder exceeds the holder's allocable share of the Company's current or accumulated earnings and profits, such distribution will first be treated as a return of capital that will reduce the holder's adjusted tax basis in such Convertible Preferred Stock, and then, to the extent the distribution exceeds the holder's adjusted tax basis in such Convertible Preferred Stock, the excess will be taxed as a capital gain and will be long-term capital gain if the holder's holding period for such Convertible Preferred Stock is more than one year.

  Based on current projections, it appears that the Company will not have current earnings during at least part of the period during which the Convertible Preferred Stock will be outstanding. However, the Company had
accumulated earnings of $   as of March 31, 1994 that could be used to pay
dividends on the Convertible Preferred Stock. The availability of accumulated earnings and profits or current earnings and profits, if any, in future years will, however, depend on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution of the Convertible Preferred Stock will be characterized as a dividend for U.S. federal income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below. For the remainder of this discussion, the term "dividends" refers to a distribution paid entirely out of the Company's current or accumulated earnings and profits, unless the context otherwise requires.

  Dividends received by a corporate holder of Convertible Preferred Stock will generally qualify for the 70% dividends received deduction provided by Section 243(a)(1) of the Code if the holding period and other requirements of such deduction are met, subject to the limitations in Sections 246 and 246A of the Code. Under Section 246(b) of the Code, the aggregate dividends received deduction allowed to such a corporate holder of the Convertible Preferred Stock may not exceed 70% of the taxable income (with certain adjustments) of the corporate stockholder. Under Section 246(c) of the Code, the 70% dividends received deduction will not be available with respect to any dividends with respect to Convertible Preferred Stock that is held for 45 days or less (90 days or less in the case of dividends which are attributable to a period or periods aggregating more than 366 days). The length of time that a stockholder will be deemed to have held the Convertible Preferred Stock for this purpose will be reduced for periods during which the stockholder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or similar transactions. Moreover, the 70% dividends received deduction will not be available if the taxpayer's risk of loss with respect to the Convertible Preferred Stock is considered diminished by the holding of one or more positions in "substantially similar or related property." Section 246A of the Code may proportionately reduce the percentage of the 70% dividends received deduction available to a corporate holder that incurs indebtedness (including the proceeds from a short sale) "directly attributable" to a "portfolio stock" investment in another company (such as the Convertible Preferred Stock). In addition, for purposes of computing its alternative minimum tax liability, a corporate holder may, in general, not be allowed the dividends received deduction for purposes of computing the "adjusted current earnings" adjustment.

  Section 1059 of the Code will require a corporate holder to reduce (but not below zero) its basis in the Convertible Preferred Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the Convertible Preferred Stock subject to a risk of loss for more than two years before the date the Company declares, announces, or agrees to, the amount or payment of such dividend, whichever is earliest. In addition, upon disposition of such Convertible Preferred Stock, a holder will recognize gain to the extent that the nontaxed portion of all extraordinary dividends has not been applied to reduce basis because of the limitation on reducing basis below zero. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under
Section 243 of the Code (relating to the dividends received deduction). An extraordinary dividend on preferred stock, such as the Convertible Preferred Stock, is a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock (reduced for this purpose by the nontaxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the stock (determined for this purpose without regard to any reduction for the nontaxed portion of prior extraordinary dividends), treating all dividends having ex-dividend dates within a 365-day period as one dividend. An extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holder's holding period for the Convertible Preferred Stock. A stockholder may elect to determine whether a dividend on the Convertible Preferred Stock is extraordinary by reference to the fair market value of the stock on the day before the ex-dividend date (rather than by reference to the stockholder's adjusted tax basis) for purposes of the 5% or 20% tests described above if the holder is able to establish the fair market value of the Convertible Preferred Stock as of such date to the satisfaction of the IRS.

  Under Section 1059(e)(3) of the Code, the extraordinary dividend rules may not apply with respect to "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to preferred stock which (i) provides for fixed preferred dividends payable no less often than annually and (ii) is not in arrears as to dividends when acquired, provided the actual rate of return, as determined under Section 1059(e)(3) of the Code, on such stock does not exceed 15%. Where a qualified preferred dividend exceeds the 5% (or 20%) threshold for extraordinary dividend status described above, (i) the extraordinary dividend rules will not apply if the taxpayer holds the stock for more than five years, and (ii) if the taxpayer disposes of the stock before it has been held for more than five years, the aggregate reduction in basis cannot exceed the excess of the qualified preferred dividends paid on such stock during the period held by the taxpayer over the qualified preferred dividends which would have been paid during such period on the basis of the stated rate of return, as determined under Section 1059(e)(3) of the Code. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code discussed above.

REDEMPTION PREMIUM

  If the redemption price of preferred stock exceeds its issue price by more than a reasonable redemption premium, the entire amount of such excess will be considered to be a constructive distribution to the holders and a dividend to the extent of the corporation's current and accumulated earnings and profits which is constructively received by the holders over a period of time. A redemption premium is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if such premium does not exceed the amount that the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the preferred stock. While the issue is not free from doubt, the Company believes that the redemption premium on the Convertible Preferred Stock is reasonable under this standard.

REDEMPTION OF CONVERTIBLE PREFERRED STOCK

  A redemption of the Convertible Preferred Stock will be a taxable event and will be treated as a sale of such Convertible Preferred Stock by the holder if the redemption (i) results in a "complete termination" of the holder's stock interest in the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares of stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned, generally must be taken into account. A holder of Convertible Preferred Stock that is redeemed in a redemption that meets one of the tests described above generally will recognize taxable gain or loss equal to the difference between the amount of cash and the fair market value of property (other than stock of the Company or a successor thereto) received by the holder and the holder's tax basis in the Convertible Preferred Stock redeemed. If the Convertible Preferred Stock is held as a capital asset, such gain or loss will be capital gain or capital loss and will be long-term capital gain or capital loss if the holder has held the Convertible Preferred Stock for more than one year. If a redemption does not meet any of the tests described above, the cash and the fair market value of property received by the holder generally will be taxed as a dividend to the extent paid out of the Company's current or accumulated earnings and profits. If a redemption of the Convertible Preferred Stock is treated as a distribution that is taxable as a dividend, the holder's basis in the redeemed Convertible Preferred Stock will be transferred to the holder's remaining shares of the Company's stock (if any).

CONVERSION OF CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK

  No gain or loss will be recognized upon conversion of Convertible Preferred Stock solely into shares of Common Stock. However, gain realized upon the receipt of cash paid in lieu of fractional shares of Common Stock will be taxed immediately, as if the holder had received the Common Stock attributable to such fractional interest and then had the Common Stock redeemed for cash. Except to the extent of basis attributable to the fractional shares of Common Stock redeemed, the adjusted tax basis for the shares of Common Stock received upon the conversion will be equal to the adjusted tax basis of the Convertible Preferred Stock converted, and, provided the Convertible Preferred Stock is held as a capital asset, the holding period of the shares of Common Stock will include the holding period of the Convertible Preferred Stock converted.

ADJUSTMENT OF CONVERSION PRICE

  Section 305(c) of the Code and the Treasury regulations thereunder treat as a dividend certain constructive distributions of stock with respect to preferred stock. Certain adjustments to the conversion price of the Convertible Preferred Stock, such as adjustments to reflect taxable distributions of cash or property on any of the outstanding Common Stock of the company, will be treated as a constructive distribution of stock valued by the increase in the proportionate interest in the Company held by the holders of the Convertible Preferred Stock which results thereby, and will be treated as a dividend to the holders of the Convertible Preferred Stock to the extent of the current or accumulated earnings and profits of the Company. Adjustments to reflect nontaxable stock splits or distributions of stock, stock warrants or stock rights will, however, generally not be so treated. The failure to adjust fully the conversion price for the Convertible Preferred Stock to reflect distributions of stock, stock warrants or stock rights with respect to the Common Stock may result in a taxable dividend to holders of the Common Stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

 General Rules

  Under Section 3406 of the Code and applicable Treasury regulations, a noncorporate holder of Convertible Preferred Stock or Common Stock who is not otherwise exempt from backup withholding may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds of a sale or exchange of, the Convertible Preferred Stock or the Common Stock. Generally, backup withholding applies only when the taxpayer (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required,
(ii) is notified by the IRS that he has failed to report payments of interest or dividends properly, or (iii) under certain circumstances, fails to certify under penalty of perjury that he has furnished a correct taxpayer identification number and that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments. Under Treasury regulations currently in force, backup withholding generally will not apply to dividends paid with respect to Convertible Preferred Stock or Common Stock to a holder at an address outside the United States.

 Sales of Convertible Preferred Stock and Common Stock

  Under Treasury regulations currently in force, the payment of the proceeds of a sale of shares of Convertible Preferred Stock or Common Stock to or through the United States office of a broker is subject to information reporting and possible backup withholding at a rate of 31% unless the owner establishes an exemption in the manner required by the IRS. The payment of the proceeds of a sale of Convertible Preferred Stock or Common Stock to or through the foreign office of a broker generally will not be subject to backup withholding. However, information reporting requirements will apply to a payment of proceeds from the sale of shares of Convertible Preferred Stock or Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person," unless the broker has documentary evidence in its files that the owner is a non-United States holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is (i) a "controlled foreign corporation" for U.S. federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with the conduct of a United States trade or business.

  Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for establishing any applicable exemption. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO FOREIGN HOLDERS

  As used herein in the discussion of U.S. federal income tax matters, a "Foreign Holder" is a person who or which, for U.S. federal income tax purposes, is a foreign corporation, a nonresident alien individual, a nonresident alien fiduciary of a foreign estate or trust, or a foreign partnership to the extent that one or more of its members is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust. Foreign Holders seeking benefits under applicable tax treaties or an exemption from United States withholding tax for "effectively connected income," as described below, will be required to comply with certain certification and other requirements in order to establish their entitlement to such benefits or exemption.

 Dividends

  Dividends on the Convertible Preferred Stock or the Common Stock paid to a Foreign Holder that are not effectively connected with a trade or business carried on by such Foreign Holder in the United States will generally be subject to a 30% United States withholding tax. Such rate of withholding may be reduced to the extent provided by a tax treaty to which the United States is a party if the recipient of the dividends is entitled to the benefits of the treaty. A Foreign Holder that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  If the dividends on the Convertible Preferred Stock or the Common Stock are effectively connected with a trade or business carried on in the United States by a Foreign Holder, such dividends will be subject to tax at the rates and in the manner applicable to United States persons. Effectively connected dividends received by a corporate Foreign Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

 Gain on Disposition of Convertible Preferred Stock or Common Stock

  Subject to the discussion above under "Backup Withholding and Information Reporting," Foreign Holders generally will not be subject to either U.S. federal income tax or United States federal withholding tax on gain recognized on a disposition of the Convertible Preferred Stock or the Common Stock unless
(i) the gain is effectively connected with a trade or business conducted by the Foreign Holder within the United States or, alternatively, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Foreign Holder (in which cases such gain will be subject to tax at the rates and in the manner applicable to United States persons and the branch profits tax described above may also apply if the holder is a foreign corporation), (ii) in the case of an individual Foreign Holder, such holder is present in the United States for at least 183 days in the taxable year of the disposition and meets certain other requirements (and provided that such individual's presence in the United States does not otherwise cause such individual to be treated as a resident alien, and, thus, generally be taxed as a United States person), or (iii) the gain is subject to tax under Section 897 of the Code as from the disposition of a United States real property interest. In general, among other circumstances, gain recognized by a Foreign Holder on a disposition of Convertible Preferred Stock or Common Stock will not be subject to tax under Section 897 of the Code if the Foreign Holder, after taking into account certain constructive ownership rules, does not own, and has not owned within the five-year period ending on the date of the disposition, more than 5% of either the outstanding Convertible Preferred Stock or the outstanding Common Stock of the Company.

 U.S. Federal Estate, Gift and Generation--Skipping Transfer Tax

  Unless otherwise provided in an applicable estate tax treaty, shares of Convertible Preferred Stock and Common Stock will be considered property situated in the United States for U.S. federal estate tax purposes. The estate of an individual stockholder who, at the time of death, was a nonresident alien of the United States for U.S. federal estate tax purposes will be required to file a United States estate tax return, and may incur liability for U.S. federal estate tax. Gifts by non-resident alien individuals of Convertible Preferred Stock and Common Stock will not be subject to U.S. federal gift tax except in the case of certain stockholders who were previously citizens of the United States.

  Under certain circumstances, United States generation-skipping transfer tax may apply as a result of certain transfers of Convertible Preferred Stock at death by a nonresident alien individual stockholder to beneficiaries two or more generations below (or more than 37 1/2 years younger than) the decedent (a "skip person"), or to a trust having one or more skip persons as beneficiaries. This tax, if applicable because of a transfer of Convertible Preferred Stock at death, would be imposed in addition to the United States federal estate tax. Moreover, under certain circumstances, United States generation-skipping transfer tax may apply as a result of transfer by a nonresident alien individual of Convertible Preferred Stock during his lifetime to a trust having as its beneficiaries one or more skip persons who are citizens or residents of the United States.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Convertible Preferred Stock set forth opposite its name below:

          UNDERWRITERS                                          NUMBER OF SHARES
          ------------                                          ----------------
      Salomon Brothers Inc.....................................
                                                                      ---
      Goldman, Sachs & Co. ....................................
                                                                      ---
          Total................................................
                                                                      ===

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Convertible Preferred Stock offered hereby (other than those subject to the over-allotment option described below) if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters have advised the Company that they propose to offer the shares of Convertible Preferred Stock to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such offering price less a concession not to exceed $ per share. The Underwriters may allow and such dealers may reallow a
concession not to exceed $   per share to certain other dealers. After the
initial public offering, the public offering price and such concessions may be changed.

  The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up
to    additional shares of Convertible Preferred Stock from the Company at the
same price per share as the initial   shares to be purchased by the
Underwriters. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Convertible Preferred Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same percentage of option shares as the number of shares to be purchased by such Underwriter in the above table bears to the total number of shares to be purchased by the Underwriters.

  The Company and Cyprus Amax have each agreed that it will not, for a period of 90 days after the date hereof, without prior written consent of the Underwriters, offer, sell or contract to sell, or otherwise dispose of directly or indirectly, or announce the offering of (i) shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (other than the Convertible Preferred Stock offered hereby or pursuant to existing stock option or other employee incentive or benefit plans of the Company and other than upon conversion of the Convertible Preferred Stock offered hereby or convertible securities outstanding on the date of this Prospectus Supplement or issuances of Common Stock by the Company to Cyprus Amax pursuant to the DOCLOC Agreement) or (ii) shares of any class of capital stock of the Company (other than the Convertible Preferred Stock offered hereby or issuances of Series A Preferred Stock by the Company to Cyprus Amax pursuant to the DOCLOC Agreement) which is preferred as to the payment of dividends, or as to the distribution of assets upon any liquidation or dissolution of the Company, over shares of any other class of capital stock of the Company. This restriction will not apply to agreements involving the issuance of Common Stock in acquisition transactions to be consummated after the expiration of such 90-day period pursuant to agreements entered into prior thereto.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

  Salomon Brothers Inc has performed various investment banking services for the Company in the ordinary course of business for which it has received customary compensation.

                                 LEGAL MATTERS

  The validity of the shares of Convertible Preferred Stock offered hereby and the shares of Common Stock issuable upon conversion thereof will be passed upon for the Company by Davis, Graham & Stubbs, L.L.C., Denver, Colorado. Certain legal matters for the Underwriters will be passed upon by Winston & Strawn, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and the financial statement schedules of the Company and its consolidated subsidiaries as of December 31, 1993 and 1992 and for each year in the three-year period ended December 31, 1993, incorporated by reference in this Prospectus Supplement, have been incorporated herein in reliance on the reports of Coopers & Lybrand, independent accountants, as stated in their reports in the Company's 1993 Form 10-K, which include an explanatory paragraph regarding a change in the method of accounting for exploration expenditures and postemployment benefits in 1993, and a change in the method of accounting for precious metals inventory, postretirement benefits and income taxes in 1992, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The Company's ore reserves at the Sleeper mine, the Hayden Hill mine, the Guanaco mine and the Haile project appearing herein have been confirmed by DMBW, Inc. (Derry, Michener, Booth & Wahl), and such information has been included herein in reliance upon the authority of such firm as experts in mining, geology and ore reserve determination.

  The Company's ore reserves at the Refuglo project and Fort Knox project appearing herein have been confirmed by Mineral Resources Development, Inc. and such information has been included herein in reliance upon the authority of such firm as experts in mining, geology and ore reserve determination.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCORPO-RATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, IN CONNEC-TION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR DEALER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND PRO-SPECTUS, OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATES HEREOF. THIS PROSPEC-TUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............................................  S-3
Risk Factors............................................................... S-12
Recent Developments........................................................ S-13
Use of Proceeds............................................................ S-13
Price Range of Common Stock and Dividends.................................. S-14
Capitalization............................................................. S-15
The Company................................................................ S-16
Description of Convertible Preferred Stock................................. S-23
Material U.S. Federal Income Tax Consequences.............................. S-27
Underwriting............................................................... S-33
Legal Matters.............................................................. S-34
Experts.................................................................... S-34
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    4
Risk Factors...............................................................    5
Use of Proceeds............................................................   13
Ratio of Earnings to Fixed Charges.........................................   13
Description of Subordinated Debt Securities................................   14
Description of Preferred Stock.............................................   25
Description of Warrants....................................................   26
Description of Capital Stock...............................................   26
Plan of Distribution.......................................................   30
Legal Matters..............................................................   31
Experts....................................................................   31

    SHARES

AMAX GOLD INC.

$    SERIES B
CONVERTIBLE
PREFERRED STOCK
(LIQUIDATION PREFERENCE $    PER SHARE)

[LOGO OF AMAX GOLD INC. APPEARS HERE]

SALOMON BROTHERS INC

GOLDMAN, SACHS & CO.


PROSPECTUS SUPPLEMENT

DATED